                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 10-SB/A (2)

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                              I & E TROPICALS, INC.
                 (Name of Small Business Issuer in its charter)


                 FLORIDA                               65-1138291
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
      Incorporation or organization)

             270 NW 3rd Court                          33432-3720
           Boca Raton, Florida                         (Zip Code)
(Address of principal executive offices)

                       Issuer's Telephone: (561) 368-1427
           ----------------------------------------------------------
           Securities to be registered under Section 12(g) of the Act:

Title of each class                         Name of each exchange on which each
to be so registered                         Class is to be registered
-------------------                         -----------------------------------

                                                       - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

PART I ....................................................................1

      ITEM 1.         DESCRIPTION OF BUSINESS .............................1

      ITEM 2.         PLAN OF OPERATION .................................. 4

      ITEM 3.         DESCRIPTION OF PROPERTY ............................ 7

      ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT .............................. 7

      ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                      AND CONTROL PERSONS ................................ 9

      ITEM 6.         EXECUTIVE COMPENSATION..............................10

      ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED
                      TRANSACTIONS  ......................................11

      ITEM 8.         DESCRIPTION OF SECURITIES ..........................11

PART II  .................................................................13

      ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE
                      REGISTRANT'S COMMON EQUITY AND RELATED
                      STOCKHOLDER MATTERS ................................13

      ITEM 2.         LEGAL PROCEEDINGS ..................................13

      ITEM 3.         CHANGES IN AND DISAGREEMENTS WITH
                      ACCOUNTANTS ON ACCOUNTING AND
                      FINANCIAL DISCLOSURE................................13

      ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES.............14

      ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS...........14

PART F/S..................................................................15

      FINANCIAL STATEMENTS................................................15

PART III .................................................................16

      ITEM 1.         INDEX TO EXHIBITS...................................16

SIGNATURES................................................................17

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         (a) BUSINESS DEVELOPMENT

         The Company was originally formed under the name of MEDIA ADVISORY GORUP, INC., as a Florida corporation filed July 1, 1998. The Company was assigned Document Number P98000058690.

         The Company was formed for the original purpose of providing various media consulting services. However, the Company never activated services and remained inactive. On September 24, 1999, the Company was administratively dissolved for failure to file an annual report.

         On July 6, 2001 an application for Corporation Reinstatement, together with payment of applicable fees, was filed with the Florida Department of State. The Company was reinstated on July 23, 2001.

         On August 6, 2001 Articles of Amendment were filed with the Florida Department of State, changing the name to: I & E TROPICALS, INC. and changing the authorized capital stock of the Company to Fifty Million (50,000,000) shares of voting common stock at a par value of $.001 per share.

         The Company has received a certification from the Florida Department of State that I & E TROPICALS, INC. has paid all fees due that office through December 31, 2001, that its most recent annual report/uniform business report was filed on July 23, 2001 and its status is active.

         See Exhibit 2(i) commencing on Page E-1 for the Articles of Incorporation, the Reinstatement of MEDIA ADVISORY GROUP, INC., the Articles of Amendment to the Articles of Incorporation of MEDIA ADVISORY GROUP, INC. and the certification of status for I & E TROPICALS, INC.

         The Bylaws of the Company are included as Exhibit 2(ii) commencing at Page E-10.

         (b) BUSINESS OF ISSUER

         The business of I & E Tropicals. Inc. is the export/import of exotic marine life from the Bahamas to the Company in Florida and the subsequent sale of these exotic fishes to wholesalers and/or directly to end-use customers.

         The exclusive products of this Company will be certain Bahamian tropical fish, a listing of which is included herein. Upon their receipt in Florida, the imported fish will be sold to wholesale dealers throughout the United States and internationally. In addition, the Company may consider a branch operation to sell these fish directly to the retail public.

                             BAHAMIAN TROPICAL FISH
                      LIST OF SPECIES SUGGESTED FOR EXPORT

Common Name                     Scientific Name              Size Limit (Inches)
-----------                     ---------------              -------------------

Queen Angelfish                 Holocanthus cIiaris                 2.5 - 8
French Angelfish                Pomaoanthus paru                    2 - 8
Black Angelfish                 Pomacanthus areuatus                2 - 8
Rock Beauty                     Holocanthus tricolor                2 - 5
Pygmy Angel                     Centropyge Argi                     1 - 3
Royal Gramma Basslet              Gramma loreto                     1 - 3
Blackcap Basslet                Gramma melacara                     1 - 4
Bank Butterfly                  Chaetodon aya                       2 - 5
Longnose Butterfly              Chaetodon aculeatus                 2 - 4
Jewel Damselfish                Microspathydon chrysurus            1 - 3
Queen triggerfish               Balistes vetula                     2 - 6
Hamlets                         Hyploplectrus sp                    2 - 5
Colden Coney                    Cephalopholis fulva                 3 - 6
Sargassum Triggerfish           Xanthichthys ringens                3 - 8
Spanish Hogfish                 Bodianus rufus                      2 - 6
Pearly Jawfish                  Opistognathus aurifrons             2 - 4
Sharknose Gobi                  Gobiosoma eveiynae                  1 - 2
Sailfin Blenny                  Emblemana pandionis                 1 - 2
Blue Chromis                    Chromis cyanea                      1 - 3
Swissguard Basslet              Liopropoma Rubre                    1 - 4
Ridgeback basslet               Liopropoma mowbrayi                 1 - 4
Goldentail Moray Eel            Muraena miliaris                    6 - 12
Chainlink Moray Eel             Echidna Catenata                    6 - 12
Blue Tang                       Acanthurus coerulus                 2 - 6
Jack knife                      Equetus lanceolatus                 4 - 6
Red Spot Hawkfish               Amblycirrhitus pinos                1 - 3

         The fish, as collected, will be stored at the collecting station and will be shipped to the United States on a weekly basis by air transport.

         DISTRIBUTION PROCEDURES AND LICENSES REQUIRED

         The first step in the distribution process will be the creation of a corporation formed in the Commonwealth of The Bahamas as an International Business Company. The Company will also secure a Bahamian consulting company to act as the Bahamian corporation's agent and to have the "License to Export/Import Fishery Resource" under Regulation 66(2) of Bahamian law, issued to that consulting corporation.

         Once the license under Bahamian Regulation 66(2) is issued the consulting company, I & E Tropicals will become fully operational from the standpoint of licensing requirements. There are no other licenses required by the Bahamian government and there are no licenses required by the United States or by the State of Florida. Further, environmental or endangered species laws do not apply to tropical fish imported into the United States. Restrictions in this area apply only to fish collected within the jurisdiction of the United States.

         The fish, once collected by divers in the Andros reef waters, will be brought to the collecting station. The fish will then be placed into oxygenated plastic bags, which will be placed into styrofoam-lined plastic containers. These containers will be delivered to a local airport and transported to the State of Florida by air transport. The fish are then collected at the Florida airport where the fish arrive, directly by the wholesale dealers who are purchasing them from the Company.

         The Company is not aware of any other entity that is supplying tropical fish from the waters off Andros island to wholesale dealers in the State of Florida or otherwise. The Company plans to sell all of its collected fish directly to wholesale dealers. Wholesale dealers have stated that they will purchase all tropical fish from the Andros waters that I & E Tropicals can supply.

         SITE LOCATION

         The Company intends to lease a building located at Deep Creek on Andros Island, Bahamas. This building will serve as the collection station and the base for diving operations. The preliminary agreement for the lease of this building is as follows:

         (1)      The lease will be for three years at a rate of $1,000 U.S.
                  monthly.

         (2) A security deposit of $2,500 will be paid when the lease is signed.

         (3) The lease contains a right of renewal at the same base rate for an additional three year period.

         COLLECTION OPERATIONS

         The dive operations will be supervised by Brett DeWees, President of the Company. It is anticipated that two Bahamians will be employed.

         At the present time, the Company has no employees, other than the President.

         COMPETITION AS A CONSIDERATION AND CUSTOMER DEPENDENCE

         Discussions with wholesalers indicate that the demand for these tropical fish is constant and that there are no other such operations on Andros Island in the Bahamas. Competition as such does not seem to be a factor in the planned operations.

         The Company is dependent upon the continued operations of the wholesalers with whom it intends to sell most, if not all, of its products. However, these wholesalers have been in business for a number of years and appear to be stable. In any event, the demand for exotic tropical fish is such that if any given wholesaler should fail, another will take its place. Finally, the Company has the final option of direct sales of the fish to the public.

ITEM 2. PLAN OF OPERATION

         (a) ESTIMATED CAPITAL REQUIREMENTS - FIRST YEAR

         The initial capital required for this operation may be summarized as follows:

Collection Station Equipment, Including Boat
(See Equipment List).................................................$35,000

Incorporation costs for Bahamian corporation,
including legal fees...................................................2,500
Consulting Fees ( One Year) for Bahamian agent.........................5,000

Initial Deposit for Lease..............................................2,500

Lease payments for one year...........................................12,000

Bahamian work permits..................................................2,000

Duty and stamp tax.....................................................1,000

First year travel costs................................................5,000

First Year payments to divers.........................................40,000

Cash contingency reserve..............................................20,000

TOTAL ESTIMATED FIRST-YEAR CAPITAL REQUIREMENTS.....................$125,000

                        COLLECTION STATION EQUIPMENT LIST
                        DEEP CREEK, SOUTH ANDROS, BAHAMAS

             (ALL EQUIPMENT IN USED CONDITION EXCEPT BOXES AND BAGS)


 (1)    HOLDING SYSTEM                                                   ESTIMATED COST (USD)
        --------------                                                   --------------------
 4 - 48" X 96" Acrylic Aquauium Holding Tanks                              $ 2,000
 4 - sets 16" X 96" Acrylic double cubicle racks (8")                          800
 1 -15" X 120" Acrylic triple cubicle rack (6")                                175
 2 - 48" X 72" Reservoirs                                                      100
 1 - 5.3 Cu. Ft. Biotower filter with Bio Ring media                           150
 1 - 30 Lb. Chemical Canister filter                                           125
 1 - Mechanical Cartridge filter                                               125
 2 - Centrifugal Water Pumps (1.5 H.P. & 2-5 HF)                               250
 1 - 300 Gal. Polypropylene Water Storage Tank                                 175
 1 - 2" intake foot valve                                                       20
 Asst. PVC Pipe, valves, unions and fittings                                   350
 3 -  pints PVC glue and cleaner                                                15
 1 -50 lb. bag Activated Carbon                                                 40
 12 - Asst size hand nets                                                       25
 1 - Air Compressor with valves and airstones                                  150
 1 - Master Seawater test kit                                                   35
 2 - Copper test kit                                                            10
 2 - Hydrometer, Thermometer                                                    15
 1 - .5 Kilo Copper sulphate (medication)                                       20
 1 - Jar 250 mg Chloramphenical (medication)                                    15
 2 - Gallon Stress Coat (conditioner)                                           20
 1 - 50 ft. water hose                                                          20
 1 - 5 kw emergency generator                                                1,000
 1 - box asst. buckets                                                          25
 1 - Fish Transport trailer                                                    300
                                                                           -------
                                                                                       $    5,960

(2)   PACKING EQUIPMENT

 1 -  case 6x20 plastic bags                                               $    30
 3 - case 8x20 plastic bags                                                    100
 3 - case 10x20 plastic bags                                                   120
 2 - case 12x20 plastic bags                                                    90
 1 - case 14x20 plastic bags                                                    50
 3 - case 15x1  5 full box plastic bags                                        180
 100 - 17x17x10 Styrofoam boxes                                                120
 100 - 17x17x10 NM1 Cardboard boxes                                             75
 100 - 17x17x20 NM2 Cardboard boxes                                             85
 10  -  cases packing tape                                                      30
 10  -  1 lb. bags rubber bands                                                 20
 1 - 100 cu.  ft. Oxygen cylinder                                               70



 1 - Oxygen regulator with hose and nozzle                                      90
 3 - marking pens                                                                6
 3 - 30 Gal. Plastic Trash Cans                                                 45
 6 - 5 Gal. Plastic Buckets                                                     12
 Miscellaneous                                                                  24
                                                                           -------
                                                                                       $    1,147

(3) COLLECTING EQU1PMENT

 10 - Collecting hand nets                                                      50
 150 - Tropical fish containers                                                150
 6  - Mesh holding bags                                                         60
 6  - Plastic fish keeps                                                        30
 2  - Live baitwells                                                            50
 1 - 4 cfm Scuba Tank compressor                                             1,200
 6 - 80 Cu.ft. Aluminum Scuba Tanks                                            300
 3 - diving gear sets                                                          600
                                                                           -------
                                                                                       $    2,440

(4)   OFFICE SUPPLIES

 1 - Office Desk                                                                80
 1 - Four drawer Filing Cabinet                                                 50
 2 - Office chairs                                                              40
 1 - Fax machine                                                               100
 1 -Telephone                                                                   30
 1 - Adding Machine                                                             25
 2 - invoice pads                                                                8
 1 - copy "Atlantic Reef Fishes" Randall                                        10
 1 - Box Misc. Office Supplies                                                  50
 1 - Bulletin / Chalk Board                                                     10
 1 - 20 Cu. ft. Refrigerator                                                   100
                                                                           -------
                                                                                       $      453
 (5)      BOAT AND ACCESSORIES

 1 - 24-26 foot fiberglass outboard boat, w/ twin outboard engines, equipped with air tanks, spare props, VHF radio, GPS Unit, and all necessary Coast Guard approved
 safety equipment                                                          $20,000         20,000
                                                                           -------



(6)       CASH CONTINGENCY RESERVES                                        $ 5,000          5,000


             TOTAL COSTS FOR COLLECTION STATION AND
             DIVING BOAT                                                               $35,000.00


         (b) CAPITAL RAISING REQUIREMENTS - FIRST YEAR

        The Company has sufficient funds on hand to proceed with the structure required to implement the planned operations. That is, the Company can proceed to create a Bahamian corporation and hire a Bahamian consulting company to act as its agent. It may also implement the contemplated lease of a building to serve as a site location.

        In order to provide the balance of the cash required for the year of operation ($125,000 in total) the Company intends first to fund its operations for that first-year period by selling convertible promissory notes totaling $120,000.

ITEM 3. DESCRIPTION OF PROPERTY

        The Company owns no real property, nor does it have any leasehold interests at this time.

        The Company executive offices are provided, without payment of rent at this time at 270 NW 3rd Court, Boca Raton, Florida. This address is the location of the offices of Ledyard H. DeWees, P.A., the law firm representing I & E Tropicals, Inc. which has agreed to provide office space and secretarial assistance without charge.

        The Company contemplates acquiring a leasehold interest in certain improved property on Andros Island in the Bahamas to serve as a collecting station for its fish collecting activities. It has no intention to acquire ownership of any real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

        MANAGEMENT

         (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.

                         Name and Address                     Amount and Nature                  Percent
Title of Class         of Beneficial Owner                   of Beneficial Owner                 of Class
--------------         -------------------                   -------------------                 --------
Common                 Brett L. DeWees                             1,000,000                       51.28
                       737 SE 1st Way, Apt. 107
                       Deerfield Beach, FL 33441

Common                 Kimberly DeWees                             125,000                          6.41
                       737 SE 1st Way, Apt. 100
                       Deerfield Beach, FL 33441

Common                 Bonnie Irby                                  250,000                        12.82
                       737 SE 1st Way, Apt 107
                       Deerfield Beach, FL 33441

Common                 Ledyard H. DeWees                            125,000                         6.41
                       270 NW 3rd Court
                       Boca Raton, FL 33432

Common                 Carolyn O'Brien                             125,000                          6.41
                       270 NW 3rd Court
                       Boca Raton, FL 33432

Common                 Erin O'Brien                                125,000                          6.41
                       6845 NW 29th Avenue
                       Fort Lauderdale, FL 33309


Notes to security ownership:

(1) All shares listed above are owned directly. There are no further stock rights of any type or kind.

(2) Brett DeWees is the adult son and Kimberly DeWees is the adult daughter of Ledyard H. DeWees. Erin O'Brien is the adult daughter of Carolyn O'Brien. There are no other legal relationships among the above listed owners.

         (b) SECURITY OWNERSHIP OF MANAGEMENT

        The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.


                          Name and Address                   Amount and Nature          Percent of
Title of Class          of Beneficial Owner                 of Beneficial Owner            Class
----------------        -------------------                 -------------------         ----------
Common                Brett L. DeWees                            1,000,000                 51.28
                      737 SE 1st Way
                      Apt. 107
                      Deerfield Beach, FL 33441


         (c) CHANGES IN CONTROL

        There are no arrangements existing that may result in a change of control of this Company.

        The Company has no warrants, options, rights, conversion privileges, voting trusts, or similar obligations in effect as of the date of filing this registration statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

        (a) IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Name                             Age                             Position
----                             ---                             --------

Brett L. DeWees                  36                              Sole Director
                                                                 President

        Brett DeWees was named as the sole Director and President the Company on April 1, 20O1. The Bylaws of the Company (Article III, Section 2) provide a requirement for one director and a maximum of seven directors, subject to amendment to the Articles of Incorporation.

        He purchased 1,000,000 shares of the common stock of the Company on October 15, 2001 acquiring voting control of the Company. He would be considered as a Promotor of the Company.

        For over the past five years Brett DeWees has operated as a sole proprietor in the fishing, diving, and fish-collecting business. He holds a United States Coast Guard Captain's license (#709388) and he also holds a Saltwater Products License (#SP-60840) issued by the State of Florida, Department of Environmental Protection. The license has an RS (Restricted Species) endorsement and a ML-862 (Marine Life) endorsement.

        The business operations of Brett DeWees as a sole proprietor are completely separate from the supervisory and administrative responsibilities that Mr. DeWees will undertake when the necessary funding is obtained for I & E Tropicals to become operational as a going business. Upon such time as the Company becomes operational Mr. DeWees will terminate his sole proprietorship activities and will become a full-time president of the Company.

         (b) IDENTIFY SIGNIFICANT EMPLOYEES

        Brett DeWees is the only employee of the Company at this time. As previously explained, he will, become a full-time employee when the Company becomes operational and will devote his entire work schedule to the activities of I & E Tropical.

        The Company intends to hire two additional employees (divers) when diving operations are able to commence.

        (c) FAMILY RELATIONSHIPS

        Not applicable.

        (d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

        Not applicable.


ITEM 6. EXECUTIVE COMPENSATION

        (a) GENERAL

        Brett L. DeWees is President and sole Director of the Company. There are no other officers and there are no other employees. Mr. DeWees has never received any compensation for services rendered to the Company and no compensation is being accrued on the books of the Company.

        It is anticipated that upon such time as funding is obtained which will allow the Company to be operational, Mr. DeWees will receive an initial payment (as compensation) for his services to the Company to that time and will thereafter draw a salary from the Company. No plans have been finalized as to the amounts to be paid. However, it is contemplated that the salary will commence at a low rate (not exceeding $2,000 monthly) and will be increased as sales and subsequent profits increase.

        (b) SUMMARY COMPENSATION TABLE

        Not applicable.

        (c) OPTION/SAR GRANTS TABLE

        Not applicable.

        (d) AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTIONS/SAR VALUE TABLE

        Not applicable.

        (e) LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

        Not applicable.

        (f) COMPENSATION OF DIRECTORS

        There are no arrangements whatsoever pertaining to compensation for the sole director.

        (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

        Not applicable.

        (h) REPORT ON REPRICING OF OPTIONS/SAR'S

        Not applicable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        (a) TRANSACTIONS WITH PROMOTERS

        Brett DeWees is the only promoter of the Company. He has never received anything of value, tangible or intangible, directly or indirectly, from the Company.

        Brett DeWees is the owner of 1,000,000 shares of the common stock of the Company. As part of an offering of stock by the Company under Rule 504, as approved September 1,2001, Brett DeWees purchased his 1,000,000 shares on October 15, 2001 for a cash payment to the Company at the offering price of $.0l. per share for a total payment of $10,000.00.

ITEM 8. DESCRIPTION OF SECURITIES

        (a) COMMON STOCK

        The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $0.001 per share. Each share of common stock has one vote

        Florida Statute 607.0728 provides that shareholders do not have a right to cumulate their votes unless the articles of incorporation so provide. The articles of this Company make no provision whatsoever for cumulative voting rights.

        There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

        The Articles of Incorporation do not provide for any preemptive rights to shareholders. Consequently, under Florida law the shareholders do not have preemptive rights.

        All shares of common stock when issued shall be fully paid and shall be non- assessable.

        (b) DEBT SECURITIES

        None.

        (c) OTHER SECURITIES TO BE REGISTERED

        None.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        (a) MARKET INFORMATION

        There is no public trading market for the Company's stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

        On July 15, 1998 the sole Director of the Company authorized the issuance of founders stock to Ledyard DeWees and Carolyn O'Brien in the amounts of 2,500 shares each. This stock was issued in exchange for services rendered as permitted under Florida law by Florida Statute 607.0621. Subsequently, on August 1, 1998 the shares issued to Ledyard H. DeWees were surrendered in exchange for the issuance of 1,250 shares to Ledyard H. DeWees and 1,250 shares (as a gift) to his daughter, Kimberly DeWees. Likewise, the shares issued to Carolyn C, O'Brien were surrenderd in exchange for the issuance of 1,250 shares to Carolyn
C. O'Brien and 1,250 shares (as a gift) to her daughter, Erin 0'Brien.

        (b) HOLDERS

        There are 26 shareholders of record of the Company's common stock.

        (c) DIVIDENDS

        The Company has not paid any dividends to date and has no plans to do so in the foreseeable future. The Company has no revenues and thus there is no basis for any dividend payment.

ITEM 2. LEGAL PROCEEDINGS

        There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On September 1, 2001 the Company elected to offer for sale 2,000,000 shares of its common stock at $.01 per share. The offering was conducted under Rule 504 of Regulation D, as promulgated by the Securities & Exchange Commission. All sales were conducted under a Subscription Agreement, a copy of which is included here as Exhibit 4 at Page E-30.

         Pursuant to the requirements of this Regulation D offering, Form D was filed with the Securities and Exchange Commission on October 23, 2001.

         Regarding this offering, the following additional information is submitted:

         o All sales were conducted by officers of the Company and no commissions were paid.

         o Sales to date have been made to 22 individuals for a total of 1,450,000 shares. All sales were for cash, with total payments of $14,500. All proceeds were paid directly to the Company without escrow. All proceeds were received by the Company on a net basis - there being no charges against the sales.

         o This offering has been terminated by the action of the board of directors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

"SECTION 1. INDEMNIFICATION UNDER BOA SECTION 607.0850

         The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION 2. ADDITIONAL INDEMNIFICATION

         The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act."

         Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "... if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Florida Statute ss.607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

         Attached audited financial statements for I & E TROPICALS, INC. (F/K/A MEDIA ADVISORY GROUP, INC.) for the period ended April 30, 2001, and for the two years ended April 30, 2001, and for the period ended October 31, 2001, and from the period of inception are submitted in compliance with Item 310 of Regulation S/B.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit Number                       Page Number                            Description
--------------                       -----------                            -----------

    3(i)(a)                              E-1                        Articles of Incorporation of
                                                                    Media Advisory Group, Inc.

    3(i)(b)                              E-6                        Certification of Reinstate-
                                                                    ment

    3(i)(c)                              E-7                        Articles of Amendment
                                                                    changing name to I & E
                                                                    Tropicals, Inc.

    3(i)(d)                              E-9                        Certification of status of I &
                                                                    E Tropicals, Inc.

    3(ii)                                E-10                       Bylaws of I & E Tropicals,
                                                                    Inc.

    99                                   E-30                       Subscription Agreement



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       I & E TROPICALS, INC.,



DATE: March 11, 2002                   By: /s/ Brett L. Dewees
                                           -------------------------------------
                                               Brett L. DeWees
                                               President and Director

                           MEDIA ADVISORY GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                 APRIL 30, 2001

                           MEDIA ADVISORY GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS

                                                                       Page
                                                                       ----
Independent Auditor's Report                                            F-1

Financial Statements:

 Balance Sheet                                                          F-2

 Statements of Operations                                               F-3

 Statement of Changes in Stockholders'
 Equity                                                                 F-4

 Statements of Cash Flows                                               F-5

 Notes to Financial Statements                                       F-6 to F-8

                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors
Media Advisory Group, Inc.

We have audited the accompanying balance sheet of Media Advisory Group, Inc. (a development stage company), as of April 30, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended April 30, 2001 and 2000 and for the period from July 1, 1998 (inception)through April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media Advisory Group, Inc. (a development stage company) as of April 30, 2001, and the results of its operations and its cash flows for the years ended April 30, 2001 and 2000 and for the period from July 1, 1998 (inception) through April 30, 2001 in conformity with accounting principles generally accepted in the United States.


                                   Earl M. Cohen, C.P.A., P.A.

November 12, 2001
Boca Raton, Florida

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 APRIL 30, 2001

                                     ASSETS

TOTAL ASSETS                                                          $    --
                                                                      =======

                         STOCKHOLDERS' EQUITY (DEFICIT)

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $.001 par value, 50,000,000
  shares authorized, 500,000 shares issued
  and outstanding                                                     $   500
 Additional paid-in capital                                             4,500
 Deficit accumulated during the development
  stage                                                                (5,000)
                                                                      -------

         Total Stockholders' Equity (Deficit)                              --
                                                                      -------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                  $    --
                                                                      =======







                Read accompanying Notes to Financial Statements.

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                       YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
           PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH APRIL 30, 2001



                                                                            July 1,
                                                                             1998
                                        Year Ended        Year Ended      (Inception)
                                         April 30,         April 30,      to April 30,
                                           2001              2000              2001
                                        ----------        ----------      ------------
REVENUES                                 $     --          $      --        $      --

EXPENSES
 General and administrative                    --                 --            5,000
                                         --------          ---------        ---------

NET (LOSS)                               $     --          $     --         $  (5,000)
                                         ========          =========        =========

(LOSS) PER SHARE                         $     --          $      --        $      --
                                         ========          =========        =========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                              500,000            500,000
                                         ========          =========






                Read accompanying Notes to Financial Statements.

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH APRIL 30, 2001



                                                                                       Deficit
                                                                                     Accumulated
                                      Common Stock                     Additional    During the
                                        Number of         Par           Paid-In      Development
                                         Shares          Value          Capital         Stage           Total
                                      ------------      -------        ----------    -----------       -------
July 15, 1998 - Common shares
 issued to founders for services
 rendered                                  5,000        $ 5,000         $    --        $    --         $ 5,000

Retroactive adjustment to reflect
 100 to 1 stock split                    495,000         (4,500)          4,500             --              --

Net (loss)                                    --             --              --         (5,000)         (5,000)
                                         -------        -------         -------        -------         -------

Balance - April 30, 1999                 500,000            500           4,500         (5,000)             --

Net (loss)                                    --             --              --             --              --
                                         -------        -------         -------        -------         -------

Balance - April 30, 2000                 500,000            500           4,500         (5,000)             --

Net (loss)                                    --             --              --             --              --
                                         -------        -------         -------        -------         -------

Balance - April 30, 2001                 500,000        $   500         $ 4,500        $(5,000)        $    --
                                         =======        =======         =======        =======         =======






                Read accompanying Notes to Financial Statements.

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW
                       YEARS ENDED APRIL 30, 2001 AND 2000
                                       AND
           PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH APRIL 30, 2001


                                                                                   July 1,
                                                                                    1998
                                                   Year Ended    Year Ended     (Inception)
                                                    April 30,     April 30,     to April 30,
                                                      2001          2000           2001
                                                   ----------    ----------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                                           $ --          $ --          $(5,000)
 Adjustments to reconcile net loss to
  cash provided by (used in) operating
   activities:
    Common shares issued for services
     rendered                                           --            --            5,000
                                                      ----          ----          -------

NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES                                             --            --               --
                                                      ----          ----          -------

NET INCREASE (DECREASE) IN CASH                         --            --               --

CASH - BEGINNING                                        --            --               --
                                                      ----          ----          -------

CASH - ENDING                                         $ --          $ --          $    --
                                                      ====          ====          =======

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services
 rendered                                             $ --          $ --          $ 5,000
                                                      ====          ====          =======



                Read accompanying Notes to Financial Statements.

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2001

NOTE 1.           ORGANIZATION

                  Media Advisory Group, Inc. was incorporated on July 1, 1998 under the laws of the State of Florida to provide media consulting services. The company's headquarters is in Boca Raton, Florida. Since inception, planned operations have not commenced.

                  On August 6, 2001, the Articles of Incorporation were amended to change the name to I & E Tropicals, Inc. In addition, the company changed its business plan to the importing and exporting of exotic marine life.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  INCOME TAXES

                  Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

                  (LOSS) PER SHARE

                  (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                  STATEMENT OF CASH FLOWS

                  For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                  USE OF ESTIMATES

                  Management uses estimates and assumptions in preparing financial statements in accordance with generally

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2001


NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  USE OF ESTIMATES (CONTINUED)

                  accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3.           INCOME TAXES

                  As of April 30, 2001, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Company's net deferred income tax asset are as follows:

                           Start-up expenditures                          $ 900
                           Less: Valuation allowance                       (900)
                                                                          -----

                           Net deferred income tax asset                  $  --
                                                                          =====


                  The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                    Tax (benefit) at federal statutory rate            (15.00)%
                    State tax (benefit), net of federal
                     benefit                                            (3.63)
                    Valuation allowance                                 18.63
                                                                       ------

                    Tax provision (benefit)                             00.00%
                                                                       ======

NOTE 4.           CAPITAL STOCK

                  The Company had originally authorized 5,000 common shares with a par value of $1 per share. On August 2, 2001, the

                           MEDIA ADVISORY GROUP, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2001

NOTE 4.           CAPITAL STOCK (CONTINUED)

                  Articles of Incorporation were amended to increase the number of authorized common shares to 50,000,000 and to decrease the par value to $.001 per share (a 100 to 1 stock split). The financial statements as of April 30, 2001 have been retroactively adjusted to reflect the stock split. As of April 30, 2001, 500,000 common shares were issued and outstanding.

                  On September 1, 2001, the Company offered 2,000,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. Subsequent to April 30, 2001, 1,450,000 common shares were sold for cash totaling $14,500.

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)

                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                OCTOBER 31, 2001

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)

                                    CONTENTS

                                                                         Page
                                                                         ----
Independent Auditor's Report                                              F-1

Financial Statements:

 Balance Sheet                                                            F-2

 Statements of Operations                                                 F-3

 Statement of Changes in Stockholders'
 Equity                                                                   F-4

 Statements of Cash Flows                                                 F-5

 Notes to Financial Statements                                        F-6 to F-8

                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors
I & E Tropicals, Inc.

We have audited the accompanying balance sheet of I & E Tropicals, Inc. (F/K/A Media Advisory Group, Inc.)(a development stage company), as of October 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the six months ended October 31, 2001 and 2000 and for the period from July 1, 1998 (inception)through October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I & E Tropicals, Inc. (F/K/A Media Advisory Group, Inc.) (a development stage company) as of October 31, 2001, and the results of its operations and its cash flows for the six months ended October 31, 2001 and 2000 and for the period from July 1, 1998 (inception) through October 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                        Earl M. Cohen, C.P.A., P.A.
November 12, 2001
Boca Raton, Florida

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                                  BALANCE SHEET
                                OCTOBER 31, 2001


                                     ASSETS

CURRENT ASSETS
 Cash                                                                  $14,500
                                                                       =======



                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Due to Stockholder                                                    $ 1,173
                                                                       -------

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 50,000,000
  shares authorized, 1,950,000 shares
  issued and outstanding                                                 1,950
 Additional paid-in capital                                             17,550
 Deficit accumulated during the development
  stage                                                                 (6,173)
                                                                       -------

         Total Stockholders' Equity                                     13,327
                                                                       -------

TOTAL STOCKHOLDERS' EQUITY                                             $14,500
                                                                       =======




                Read accompanying Notes to Financial Statements.

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                   SIX MONTHS ENDED OCTOBER 31, 2001 AND 2000
                                       AND
          PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH OCTOBER 31, 2001




                                                                             Period From
                                              Six               Six          July 1, 1998
                                          Months Ended      Months Ended     (Inception)
                                           October 31,       October 31,     to October 31,
                                              2001             2000              2001
                                          ------------      ------------     --------------
REVENUES                                   $      --         $     --          $      --

EXPENSES
 General and administrative                    1,173               --              6,173
                                           ---------         --------          ---------

NET (LOSS)                                 $  (1,173)        $     --          $  (6,173)
                                           =========         ========          =========

(LOSS) PER SHARE                           $      --         $     --          $      --
                                           =========         ========          =========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                 634,565          500,000
                                           =========         ========








                Read accompanying Notes to Financial Statements.

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH OCTOBER 31, 2001


                                                                                           Deficit
                                             Common Stock                                Accumulated
                                        --------------------------      Additional       During the
                                        Number of           Par           Paid-In        Development
                                          Shares           Value          Capital            Stage             Total
                                        ---------        ---------      -----------      -----------         ---------
July 15, 1998 - Common shares
 issued to founders for services
 rendered (after retroactive
 adjustment to reflect 100 to 1
 stock split)                             500,000        $     500        $   4,500        $      --         $   5,000

Net (loss)                                     --               --               --           (5,000)           (5,000)
                                        ---------        ---------        ---------        ---------         ---------

Balance - April 30, 1999                  500,000              500            4,500           (5,000)               --

Net (loss)                                     --               --               --               --                --
                                        ---------        ---------        ---------        ---------         ---------

Balance - April 30, 2000                  500,000              500            4,500           (5,000)               --

Net (loss)                                     --               --               --               --                --
                                        ---------        ---------        ---------        ---------         ---------

Balance - April 30, 2001                  500,000              500            4,500           (5,000)               --

September 2001 - Common shares
 issued for cash                          140,000              140            1,260               --             1,400
October 2001 - Common shares
 issued for cash                        1,310,000            1,310           11,790               --            13,100

Net (loss)                                     --               --               --           (1,173)           (1,173)
                                        ---------        ---------        ---------        ---------         ---------

Balance - October 31, 2001              1,950,000        $   1,950        $  17,550        $  (6,173)        $  13,327
                                        =========        =========        =========        =========         =========



                Read accompanying Notes to Financial Statements.

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW
                   SIX MONTHS ENDED OCTOBER 31, 2001 AND 2000
                                       AND
          PERIOD FROM JULY 1, 1998 (INCEPTION) THROUGH OCTOBER 31, 2001


                                                                                                 Period From
                                                            Six                  Six             July 1, 1998
                                                        Months Ended         Months Ended         (Inception)
                                                         October 31,          October 31,        to October 31,
                                                            2001                 2000                 2001
                                                        ------------         -------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                                               $ (1,173)              $  --              $ (6,173)
 Adjustments to reconcile net loss to
  cash (used in) operating activities:
    Common shares issued for services
     rendered                                                   --                  --                 5,000
                                                          --------               -----              --------
NET CASH (USED IN) OPERATING ACTIVITIES                     (1,173)                 --                (1,173)
                                                          --------               -----              --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                                   14,500                  --                14,500
 Increase in amount due to stockholder                       1,173                  --                 1,173
                                                          --------               -----              --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   15,673                  --                15,673
                                                          --------               -----              --------

NET INCREASE IN CASH                                        14,500                  --                14,500
CASH - BEGINNING                                                --                  --                    --
                                                          --------               -----              --------
CASH - ENDING                                             $ 14,500               $  --              $ 14,500
                                                          ========               =====              ========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services
 rendered                                                 $     --               $  --              $  5,000
                                                          ========               =====              ========



                Read accompanying Notes to Financial Statements.

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 2001


NOTE 1.           ORGANIZATION

                  I & E Tropicals, Inc. (formerly known as Media Advisory Group, Inc.) was incorporated on July 1, 1998 under the laws of the State of Florida. The company is engaged in the importing and exporting of exotic marine life. The company's headquarters is in Boca Raton, Florida. Since inception, planned operations have not commenced.

                  On August 6, 2001, the Articles of Incorporation were amended to change the name to I & E Tropicals, Inc.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  INCOME TAXES

                  Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

                  (LOSS) PER SHARE

                  (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                  STATEMENT OF CASH FLOWS

                  For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                  USE OF ESTIMATES

                  Management uses estimates and assumptions in preparing

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 2001


NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  USE OF ESTIMATES (CONTINUED)

                  financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3.           INCOME TAXES

                  As of October 31, 2001, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Company's net deferred income tax asset are as follows:

                           Start-up expenditures                      $ 1,100
                           Less: Valuation allowance                   (1,100)
                                                                      -------

                           Net deferred income tax asset              $    --
                                                                      =======


                  The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                    Tax (benefit) at federal statutory rate            (15.00)%
                    State tax (benefit), net of federal
                     benefit                                            (3.63)
                    Valuation allowance                                 18.63
                                                                       ------

                    Tax provision (benefit)                             00.00%
                                                                       ======

                              I & E TROPICALS, INC.
                       (F/K/A MEDIA ADVISORY GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 2001


NOTE 4.           CAPITAL STOCK

                  The Company had originally 5,000 common shares authorized, issued and outstanding with a par value of $1 per share. On August 2, 2001, the Articles of Incorporation were amended to increase the number of authorized common shares to 50,000,000 and to decrease its par value to $.001 per share (a 100 to 1 stock split). As a result of the stock split, the original 5,000 common shares issued and outstanding with a par value of $1 per share as of the date of inception have been retroactively adjusted to 500,000 common shares with a par value of $.001 per share.

                  On September 1, 2001, the Company offered 2,000,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. 1,450,000 common shares were sold for cash totaling $14,500.

                  As of October 31, 2001, 1,950,000 common shares were issued and outstanding.

NOTE 5.           RELATED PARTY TRANSACTIONS

                  DUE TO STOCKHOLDER

                  Due to stockholder represents payments made for corporation fees and supplies on behalf of the Company. The amount due to stockholder is expected to be repaid within the next twelve months.